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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

Huntsman Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

447011 10 7
(CUSIP Number)

Samuel D. Scruggs, 500 Huntsman Way, Salt Lake City, Utah 84108, (801) 584-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMP Equity Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter R. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 362,843
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power 212,709

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,139,230

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 59.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David J. Matlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher R. Pechock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 129,776,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 129,776,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,776,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 58.9%

14.	Type of Reporting Person (See Instructions) HC

Item 1. Security and Issuer

        This Statement relates to the Common Stock, $0.01 par value per share, of Huntsman Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Huntsman Way, Salt Lake City, Utah 84108.

Item 2. Identity and Background.

        (a)   This Statement is filed jointly by (i) HMP Equity Trust, a Delaware statutory trust ("HMP Trust"), (ii) Huntsman Family Holdings Company LLC, a Utah limited liability company ("Huntsman Family Holdings"), (iii) Jon M. Huntsman ("J. Huntsman"), (iv) Peter R. Huntsman ("P. Huntsman"), (v) David J. Matlin ("Matlin"), (vi) Christopher R. Pechock ("Pechock"), (vii) MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership ("Matlin Partners (Delaware)"), (viii) MatlinPatterson Global Opportunities Partners B, L.P., a Delaware limited partnership (the "Opt-Out Fund"), (ix) MatlinPatterson Global Opportunities Partners (Bermuda) L.P., an exempt limited partnership organized under the laws of Bermuda ("Matlin Partners (Bermuda)" and together with Matlin Partners Delaware and Opt-Out Fund, the "Matlin Partnerships"), (x) MatlinPatterson Global Advisers LLC, a Delaware limited liability company, by virtue of its investment authority over securities held by the Matlin Partnerships ("Matlin Advisers"), (xi) MatlinPatterson Global Partners LLC, a Delaware limited liability company, as general partner of the Matlin Partnerships ("Matlin Global Partners"), (xii) MatlinPatterson Asset Management LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers ("Matlin Asset Management"), (xiv) MatlinPatterson LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management ("MatlinPatterson"), and (xv) Mark R. Patterson and Matlin, each as a holder of 50% of the membership interests in MatlinPatterson. Matlin, Pechock, the Matlin Partnerships, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Mark R. Patterson are collectively referred to as the "Matlin Parties." The foregoing entities and persons are collectively referred to as the "Reporting Persons." The administrative trustees of HMP Trust consist of J. Huntsman, P. Huntsman, Matlin and Pechock. All of the outstanding beneficial interests in HMP Trust are owned by Huntsman Family Holdings and the Matlin Partnerships.

        HMP Trust is a new entity formed to hold shares of Common Stock of the Company ("Shares") received by Huntsman Family Holdings and the Matlin Partnerships pursuant to the Reorganization Transactions (defined below) among the Company, Huntsman Holdings, LLC ("Huntsman Holdings"), Huntsman Family Holdings, the Matlin Partnerships and other interest holders in Huntsman Holdings that were completed on February 16, 2005. The principal business of HMP Trust is to hold Shares.

        Huntsman Family Holdings was formed for the purpose of holding membership interests in Huntsman Holdings, an entity that owned all of the outstanding Shares prior to the Reorganization Transactions. The principal business of Huntsman Family Holdings is to hold interests in HMP Trust. The name, business address, present principal occupation or employment and citizenship of each manager and executive officer of Huntsman Family Holdings are set forth in Schedule A.

        Matlin Partners (Delaware) and the Opt-Out Fund are limited partnerships organized under the laws of Delaware. Matlin Partners (Delaware) generally invests in equity and subordinated debt securities of companies. The Opt-Out Fund holds investments of investors who originally invested in Matlin Partners (Delaware) but opted out of subsequent investments upon the spin off of MatlinPatterson entities from Credit Suisse First Boston in July 2002. The address of Matlin Partners (Delaware) is, and the Opt-Out Fund's principal business office, is c/o Matlin Global Partners 520 Madison Avenue, New York, New York 10022.

        Matlin Partners (Bermuda) is an exempt limited partnership organized under the laws of Bermuda. Matlin Partners (Bermuda) generally invests in equity and subordinated debt securities of companies.

The address of Matlin Partners (Bermuda)'s principal business office is c/o Quorum International Limited, Reid House, 31 Church Street, Hamilton, Bermuda.

        Matlin Global Partners is a limited liability company organized under the laws of Delaware. Matlin Global Partners serves as General Partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. The address of Matlin Global Partners' principal business office is 520 Madison Avenue, New York, New York 10022. The principal business of Matlin Global Partners is acting as the general partner to Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund.

        Matlin Advisers is a limited liability company organized under the laws of Delaware. Matlin Advisers serves as investment advisor to Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. The address of Matlin Advisers' principal business office is 520 Madison Avenue, New York, New York 10022. Matlin Advisers performs certain investment advisory services on behalf of Matlin Partners (Delaware) and Matlin Partners (Bermuda), pursuant to a certain amended and restated Investment Advisory Agreement dated as of July 17, 2002 among Matlin Advisers, Matlin Partners (Delaware) and Matlin Partners (Bermuda).

        Matlin Asset Management is a limited liability company organized under the laws of Delaware. Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. The address of Matlin Asset Management's principal business office is 520 Madison Avenue, New York, New York 10022. Matlin Asset Management's principal business is owning Matlin Global Partners and Matlin Advisers.

        MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. The address of MatlinPatterson's principal business office is 520 Madison Avenue, New York, New York 10022. MatlinPatterson's principal business is owning Matlin Asset Management.

        Mark R. Patterson and Matlin are each the holder of 50% of the membership interests in MatlinPatterson. The address of Mark R. Patterson and Matlin's principal business office is 520 Madison Avenue, New York, New York 10022. Mark R. Patterson's present principal occupation is acting as Chairman of Matlin Advisers and Matlin's present principal occupation is acting as Chief Executive Officer of Matlin Advisers. Matlin is a director of the Company. Mark R. Patterson and Matlin are citizens of the United States of America.

        Pechock's present principal occupation is acting as an employee of Matlin Advisers. The address of Pechock's principal business office is 520 Madison Avenue, New York, New York 10022. Pechock is a director of the Company. Pechock is a citizen of the United States of America.

        As a result of the Reorganization Transactions, the Matlin Partnerships received Shares which they contributed to HMP Trust.

        The principal occupation of J. Huntsman is serving as Chairman of the Board of the Company. The principal occupation of P. Huntsman is serving as President, Chief Executive Officer and Director of the Company. Each of J. Huntsman and P. Huntsman are citizens of the United States of America. J. Huntsman is the father of P. Huntsman. The business address of each of HMP Equity Trust, Huntsman Family Holdings, and J. Huntsman is 500 Huntsman Way, Salt Lake City, Utah 84108. The business address of P. Huntsman is 10003 Woodloch Forest Dr., The Woodlands, Texas 77380.

        None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

        During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

        On February 10, 2005, the Company, Huntsman Holdings, Huntsman Holdings Preferred Member, LLC ("HHPM"), and two wholly owned subsidiaries of the Company entered into merger agreements pursuant to which the Company agreed to acquire Huntsman Holdings and HHPM (the "Reorganization Transactions"). Pursuant to the Reorganization Transactions, on February 16, 2005, subsidiaries of the Company merged into HHPM and Huntsman Holdings and, in connection therewith, the Company issued Shares in exchange for the limited liability company interests in Huntsman Holdings and HHPM, including those owned by Huntsman Family Holdings, P. Huntsman and the Matlin Partnerships. As part of the Reorganization Transactions, Huntsman Family Holdings and the Matlin Partnerships caused to be delivered to HMP Trust the Shares they were to receive in the mergers. No other consideration was paid or given by Huntsman Family Holdings or the Matlin Partnerships in connection with the Reorganization Transactions.

Item 4. Purpose of Transaction.

        Before the Reorganization Transactions were effectuated in order to reorganize the structure of the Company and its affiliates in a manner that would facilitate the initial public offering of Shares in connection with the Reorganization Transactions, on February 10, 2005, Huntsman Family Holdings and the Matlin Partnerships, as holders of beneficial interests in HMP Trust, and J. Huntsman, P. Huntsman, Matlin and Pechock, as administrative trustees (the "Administrative Trustees"), and Deutsche Bank Trust Company Delaware, as Delaware trustee, entered into the HMP Equity Trust Amended and Restated Trust Agreement (the "Trust Agreement"). Pursuant to the terms of the Trust Agreement, each of Huntsman Family Holdings and the Matlin Partnerships caused to be delivered to HMP Trust all of the Shares that they were entitled to receive pursuant to the Reorganization Transactions.

        The Trust Agreement provides that the two trustees of HMP Trust designated by Huntsman Family Holdings (the "HFH Designees") shall have the power to exercise all of the voting rights related to the Shares held directly or indirectly by HMP Trust in accordance with their sole discretion except that, unless the Administrative Trustees (at least one of whom must be a HFH Designee and one of whom must be one of the two trustees of HMP Trust designated by the Matlin Partnerships (the "MP Designees")) shall approve otherwise, all of such Shares shall be voted as follows:

        (i)    so as to cause:

          (A)  the certificate of incorporation or bylaws of the Company to provide for its Board of Directors (the "Corporate Board") to be divided into three classes of approximately equal size, with staggered, three-year terms: the first class consisting of directors ("Class I") whose terms will expire at the first annual meeting of the stockholders of the Company following the effectiveness of the Amended and Restated Certificate of Incorporation of the Company adopted in connection with the Company's initial public offering ("IPO"), the second class consisting of directors ("Class II") whose terms will expire at the second annual meeting of stockholders of the Company following such effectiveness and the third class consisting of directors ("Class III") whose terms will expire at the third annual meeting of stockholders of the Company following such effectiveness;

          (B)  the certificate of incorporation or bylaws of the Company to provide that upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders of the Company in the year in which their term expires;

          (C)  the Corporate Board to consist, immediately after the consummation of the IPO, of five members, with Class I consisting of two directors, Class II consisting of two directors and Class III consisting of one director; and

          (D)  the certificate of incorporation or bylaws of the Company to provide that any additional directorships resulting from an increase in the number of directors, and any reduction in the number of directors resulting from a decrease in the size of the Corporate Board (other than temporary vacancies) will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the members of the Corporate Board;

        (ii)   in any such stockholders meeting at which, or with respect to any such consent pursuant to which, directors are to be elected or appointed:

          (A)  until the second anniversary of the consummation of the IPO, so as to have the Board of Directors consist of, and only of, the following persons, subject to their consent to so serve: Alvin V. Shoemaker, Nolan D. Archibald, Marsha J. Evans, H. William Lichtenberger, Wayne A. Reaud and Richard Michaelson (the "Initial Directors"), the Adviser Directors (as defined below), the Huntsman Directors (as defined below) and/or other persons approved for nomination by the Company's nominating or governance committee or by an affirmative vote of at least two of the Administrative Trustees (as defined below), at least one of whom must be an HFH Designee and one of whom must be an MP Designee;

          (B)  so as to nominate and elect two persons designated by the MP Designees (the "Adviser Directors"), one of which shall be a director in Class I and one of which shall be a director in Class II, and, in the event any of such persons does not serve, or ceases to serve, as a director of the Company, such other persons designated by the MP Designees in place of such person;

        (iii)  With respect to the removal of directors of the Company, the Administrative Trustees shall vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust as directed by the MP Designees with respect to any proposed removal of any Adviser Director, and as directed by the HFH Designees with respect to any proposed removal of any other director. Notwithstanding the previous sentence, however, until the second anniversary of the consummation of the IPO, the Administrative Trustees shall not vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust to remove any of the Initial Directors unless such removal shall have received the approval of at least one of the Adviser Directors or is approved by an affirmative vote by at least two of the Administrative Trustees (at least one of whom must be an HFH Designee and one of whom must be an MP Designee);

        (iv)  Unless such action shall have received the approval of at least one of the Adviser Directors, in no event shall the Administrative Trustees vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust to any of the following ("Special Actions"); provided that nothing in this provision shall be construed to require any vote of the stockholders of the Company or prohibit any director of the Company from voting as a director of the Company on any such matter in any manner he or she deems appropriate:

            (1)   entering into any transaction, agreements or arrangements between the Company or any of its subsidiaries, on the one hand, and any holder of beneficial interests in HMP Trust or any affiliate of any such holder (other than a subsidiary of the Company), on the other hand, and other than transactions in the ordinary course of business with respect to officers and directors (e.g., employee expense reimbursement, indemnification agreement, employee benefits, director or employee compensation, housing relocations, and similar transactions),

            (2)   amending or supplementing the Company's certificate of incorporation, repealing, adopting or modifying bylaws or modifying the size of the Corporate Board,

            (3)   filing by the Company of any petition for bankruptcy or consent to the entry of an order for relief in an involuntary bankruptcy case or make any assignment for the benefit of creditors,

            (4)   selling all or substantially all assets or stock of the Company, or merging, consolidating or combining the Company with any other entity (other than a subsidiary) or approving the sale of all or substantially all assets or stock of the Company, or the merger, consolidation or combination of the Company with any other entity (other than a subsidiary),

            (5)   issuing any new equity securities of the Company (or securities convertible into equity securities of the Company) other than with respect to director and employee compensation, or

            (6)   adopting a shareholder rights plan or any agreement or plan of the type commonly called a "poison pill" or any similar plan or agreement; and

        (v)   With respect to all matters other than those described in clauses (i) through (iv) above, the HFH Designees may vote (or cause to be voted or consented) the Shares held directly or indirectly by HMP Trust as they shall direct in their sole discretion.

        "Huntsman Directors" means J. Huntsman and P. Huntsman, and in the event that any of such persons does not serve, or ceases to serve, as a director of the Company, such other persons designated by the HFH Designees in place of such person.

        The Trust Agreement also provides that, if at any time HMP Trust is not the holder of more than 50% of the outstanding voting securities of the Company (or, in the event of a modification to, or replacement of, the definition of "operating company" under United States Department of Labor Regulation § 2510.3-101 that would require HMP Trust to own a higher percentage of the outstanding voting securities of the Company in order for HMP Trust to meet the definition of "operating company", then such higher percentage), then, upon the request of any holder of beneficial interests of HMP Trust, the Administrative Trustees shall cause Shares held by HMP Trust for the benefit of the various owners of beneficial interests in HMP Trust to be distributed to such owners, provided that such distributees have entered into the Voting Agreement included as Exhibit C to the Trust Agreement. Such Voting Agreement contains substantially similar voting provisions as specified in clauses (ii) through (iv) of the second paragraph of this Item 4.

        As a result of the provisions of the Trust Agreement and the ownership by HMP Trust of Shares representing appropriately 58.9% of the outstanding Shares as of the date of this Statement, the Reporting Persons will have the ability to:

  •
  elect a majority of the members of the board of directors of the Company;

  •
  subject to applicable law and the rights of holders of the Company's mandatory convertible preferred stock, determine, without the consent of the Company's other stockholders, the outcome of certain matters submitted to the Company's stockholders for approval, including amendments to the Company's certificate of incorporation, mergers, consolidations and the sale of all or substantially all of the Company's assets; and

  •
  subject to applicable law, prevent or cause a change in control of the Company.

        Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)   HMP Trust is the direct owner of 129,776,387 Shares, or approximately 58.9% of the 220,454,546 Shares outstanding as of February 16, 2005. By virtue of the relationships described in Item 2 and Item 4 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of all of the Shares owned by HMP Trust, and HMP Trust may be deemed to control the Company. The Trust Agreement provides that HMP Trust holds all 129,776,387 Shares for the benefit of the Matlin Partnerships (subject to participation agreements among the partnerships as described in Section 6 below), as the holder of all of the outstanding Class A Trust Interests of HMP Trust, and Huntsman Family Holdings, as the holder of all of the outstanding Class B Trust Interests of HMP Trust. The allocation of Shares held by HMP Trust for the benefit of each of the Matlin Partnerships and Huntsman Family Holdings will be determined in the future based on formulas set forth in the Trust Agreement. Huntsman Family Holdings disclaims beneficial ownership of all of the Shares that are held by HMP Trust for the benefit of the Matlin Partnerships as determined pursuant to the terms of the Trust Agreement. Each of the Matlin Parties disclaims beneficial ownership of all of the Shares held by HMP Trust for the benefit of Huntsman Family Holdings as determined pursuant to the terms of the Trust Agreement. The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Shares owned by, or held for the benefit of, other parties. P. Huntsman is also the beneficial owner of an additional 362,843 Shares.

        Matlin Global Partners serves as General Partner of each of the Matlin Partnerships. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Matlin Advisers serves as investment advisor to the Matlin Partnerships. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Mark R. Patterson and Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark R. Patterson and Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partnerships.

        (b)   HMP Trust, J. Huntsman, P. Huntsman, Matlin and Pechock share voting power with respect to all of the 129,776,387 Shares owned by HMP Trust, which Shares represent 58.9% of the outstanding Shares as of the date of this Statement. Due to the relationships described in Item 6, all of the Reporting Persons may share dispositive power with respect to all of the Shares owned by HMP Trust until such time as the Shares owned by HMP Trust are allocated among the Class A Trust Interests and the Class B Trust Interests of HMP Trust pursuant to the terms of the Trust Agreement, following which allocation (i) the Matlin Partnerships, as the holders of the Class A Trust Interests, will share dispositive power with HMP Trust with respect to all Shares allocated to the holders of the Class A Trust Interests pursuant to the terms of the Trust Agreement and (ii) Huntsman Family Holdings, as the holders of the Class B Trust Interests of HMP Trust, will share dispositive power with HMP Trust and J. Huntsman with respect to all Shares allocated to the holders of the Class B Trust Interests pursuant to the terms of the Trust Agreement. In addition to the shared voting power and shared dispositive power that P. Huntsman may hold with respect to the 129,776,387 Shares owned by HMP Trust, P. Huntsman has (i) sole voting power and sole dispositive power with respect to an additional 212,709 Shares (0.1% of the outstanding Shares) and (ii) sole voting power with respect to an additional 150,134 Shares (0.1% of the outstanding Shares).

        (c)   HMP Trust sold an aggregate of 13,579,546 Shares at a per share price of $23.00 on February 16, 2005 in connection with the completion of the Company's initial public offering of Shares and the exercise of the underwriters' over-allotment option in connection therewith. Of these Shares, 6,521,739 Shares were sold by HMP Trust for the benefit of Huntsman Family Holdings, as the holder of the Class B Trust Interests of HMP Trust, and 7,057,807 Shares were sold by HMP Trust for the benefit of the Matlin Partnerships, (5,143,054 for the benefit of Matlin Partners (Delaware), 1,792,164 for the benefit of Matlin Partners (Bermuda) and 122,589 for the benefit of the Opt-Out Fund pursuant to the participation agreements described in Item 6) as the holders of the Class A Trust Interests of HMP Trust. Of the 6,521,739 Shares that were sold by HMP Trust for the benefit of Huntsman Family Holdings, none of such Shares were sold for the benefit of P. Huntsman. In addition, HMP Trust transferred 513,864 Shares to Consolidated Press (Finance) Limited that were attributed to Class B Trust Interests of Huntsman Family Holdings. The Reporting Persons did not engage in any other transactions with respect to Shares within the last 60 days except for the Reorganization Transactions.

        (d)   Not applicable

        (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Response to Item 4.

        The Trust Agreement provides that HMP Trust holds all of the shares owned by HMP Trust for the benefit of Huntsman Family Holdings and the Matlin Partnerships as the holders of the Class B Trust Interests and the Class A Trust Interests, respectively, of HMP Trust. The Trust Agreement also provides that, upon the allocation of shares to Huntsman Family Holdings and the Matlin Partnerships as the holders of the Class B Trust Interests and the Class A Trust Interests, respectively, pursuant to the terms of the Trust Agreement, each of Huntsman Family Holdings and the Matlin Partnerships will have the right to withdraw all or any portion of the shares held by HMP Trust for the benefit of such Reporting Person in connection with certain sales or other transfers of Shares by such Reporting Person.

        The Company, Huntsman Family Holdings, the Matlin Partnerships and other stockholders of the Company entered into a Registration Rights Agreement on February 10, 2005 pursuant to which the Company granted to Huntsman Family Holdings and the Matlin Partnerships demand and piggyback registration rights (including, without limitation, rights to demand shelf registration statements) for the Shares beneficially owned by them. Demand rights may not be exercised, however, to require registration during the period of time covered by any applicable lock-up agreement. Despite a registration demand, the Company may delay filing of the registration statement for a reasonable time not to exceed 60 days if, in the judgment of the Company's board of directors, filing the registration statement would require the disclosure of pending or contemplated matters or information which would have a material adverse effect on the business, operations or prospects of the Company or the disclosure otherwise relates to a material business transaction which has not yet been publicly disclosed. The agreement also provides that the Company will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of Shares that are registered pursuant to the registration rights agreement. The agreement contains customary registration procedures and indemnification and contribution provisions requiring indemnification or contribution by the Company for the benefit of the stockholders whose shares are registered and sold pursuant to the agreement. Each of the stockholders whose shares are registered and sold pursuant to the agreement has agreed to indemnify the Company solely with respect to information provided by such person for use in the prospectus related to the offering of Shares by such person, with such indemnification being limited to the proceeds of the offering received by such person.

        Each of the Reporting Persons have entered into an agreement with the underwriters of the IPO pursuant to which they have agreed that, for a period of 180 days from February 10, 2005, they will not, subject to limited exceptions, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including the filing (or participation in the filing) of a registration statement under the Securities Act relating to, any Shares, including, without limitation, any Shares acquired by such persons through the Company's directed share program, or any securities convertible into or exchangeable for Shares, including shares of the Company's mandatory convertible preferred stock and Shares issued upon conversion thereof. In the event that either (x) during the last 17 days of the 180-day period referred to above, the Company issues an earnings release or a press release announcing a significant event or (y) prior to the expiration of such 180 days, the Company announces that it will release earnings or issue a press release announcing a significant event during the 17-day period beginning on the last day of such 180-day period, the restrictions described above shall continue to apply until the expiration of the 17-day period beginning on the date of the earnings or the significant even press release.

        Matlin Partners (Delaware) and Matlin Partners (Bermuda) have entered into a Participation Agreement (the "Bermuda Participation Agreement") dated as of May 15, 2001. Pursuant to such agreement, Matlin Partners (Bermuda) holds a participation interest in its pro rata share of the right, title and interest in the Shares held by HMP Trust for the benefit of Matlin Partners (Delaware). Matlin Partners (Bermuda)'s pro rata share is 25.2% in relation to the Shares held by HMP Trust for the benefit of Matlin Partners (Delaware). Matlin Partners (Delaware) and the Opt-Out Fund have entered into a Participation Agreement (the "Opt-Out Fund Participation Agreement") dated as of July 16, 2002. Pursuant to such agreement, the Opt-Out Fund holds a participation interest in 2.41% of the right, title and interest in the Shares held by HMP Trust for the benefit of Matlin Partners (Delaware).

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of February 22, 2005 by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, Mark R. Patterson and MatlinPatterson Global Partners LLC.
Exhibit 2
HMP Equity Trust Amended and Restated Trust Agreement, dated as of February 10, 2005, by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, Deutsche Bank Trust Company (solely as Delaware trustee), MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Advisers LLC.
Exhibit 3
Registration Rights Agreement, dated as of February 10, 2005, by and among Huntsman Corporation, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., Consolidated Press (Finance) Limited and the other stockholders of Huntsman Corporation named therein. [incorporated by reference to Exhibit 4.65 to the Registration Statement on Form S-1 of Huntman Corporation (333-120749)]

Exhibit 4
Participation Agreement, dated as of May 15, 2001 by and between MatlinPatterson Global Opportunities L.P. (formerly, CSFB Global Opportunities Partners, L.P.) and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. (formerly, CSFB Global Opportunities Partners (Bermuda), L.P.) [incorporated by reference from Exhibit 2 to Schedule 13D dated March 6, 2003 relating to securities of Polymer Group, Inc. and filed with the SEC on March 17, 2003 on behalf of certain Matlin Parties.]
Exhibit 5
Participation Agreement, dated as of July 16, 2002 by and between MatlinPatterson Global Opportunities L.P. and MatlinPatterson Global Opportunities Partners B, L.P. [incorporated by reference from Exhibit 3 to Schedule 13D dated March 6, 2003 relating to securities of Polymer Group, Inc. and filed with the SEC on March 17, 2003 on behalf of certain Matlin Parties.]
Exhibit 6	Restricted Stock Agreement between P. Huntsman and Huntsman Corporation. [incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-1 of Huntman Corporation (333-120749)]
Exhibit 7	Lock-Up Agreement contained in Underwriting Agreement. [incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 of Huntman Corporation (333-120749)]

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 22, 2005	HMP Equity Trust
	By:	/s/ JON M. HUNTSMAN
	Name:	Jon M. Huntsman
	Title:	Administrative Trustee
Huntsman Family Holdings Company LLC
	By:	/s/ JON M. HUNTSMAN
	Name:	Jon M. Huntsman
	Title:	President
/s/ JON M. HUNTSMAN Jon M. Huntsman
/s/ PETER R. HUNTSMAN Peter R. Huntsman
/s/ DAVID J. MATLIN David J. Matlin
/s/ CHRISTOPHER R. PECHOCK Christopher R. Pechock
MatlinPatterson Global Opportunities Partners L.P.
	By:	MatlinPatterson Global Partners LLC, as general partner
	By:	/s/ MARK R. PATTERSON
	Name:	Mark R. Patterson
	Title:	Director

MatlinPatterson Global Opportunities Partners B, L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Director
MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Director
MatlinPatterson Global Advisers LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Chairman
MatlinPatterson Asset Management LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Chairman
MatlinPatterson Global Partners LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Director
MatlinPatterson LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Member
/s/ MARK R. PATTERSON Mark R. Patterson

SCHEDULE A

EXECUTIVE OFFICERS AND MANAGERS
OF
HUNTSMAN FAMILY HOLDINGS COMPANY LLC

        The name and titles of the executive officers and managers of Huntsman Family Holdings Company LLC and their principal occupations are set forth below. Under otherwise indicated, each such person is a United States citizen.

Name	Principal Occupation
Jon M. Huntsman	Director of Huntsman Corporation
Karen H. Huntsman	Director of Huntsman LLC
Peter R. Huntsman	President and CEO of Huntsman Corporation
David H. Huntsman	Director of Huntsman LLC
James H. Huntsman	Director of Huntsman LLC
Paul C. Huntsman	Director of Huntsman LLC
James A. Huffman	Director of Huntsman LLC
David S. Parkin	Director of Huntsman LLC
Richard R. Durham	Businessman

A-1

QuickLinks

  Item 1. Security and Issuer
  Item 2. Identity and Background.
  Item 3. Sources and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
Signatures
  SCHEDULE A
EXECUTIVE OFFICERS AND MANAGERS OF HUNTSMAN FAMILY HOLDINGS COMPANY LLC